UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Golden Star Resources Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

38119T

(CUSIP Number)

Riccardo Marsili

La Mancha Holding S.à r.l.

31-33, Avenue Pasteur

L - 2311 Luxembourg

Grand Duchy of Luxembourg

Tel: +352 27 44 94 12

With copies to:

James Green

White & Case LLP

5 Old Broad Street

London, United Kingdom

EC2N 1DW

Tel: +44 (0207) 532 1429

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): La Mancha Star Investments S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,642,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 32,642,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,642,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): La Mancha Holding S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,795,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 32,795,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,795,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Marchmont Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,795,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 32,795,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,795,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Yousriya Nassif Loza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Egypt

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,795,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 32,795,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,795,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 2, 2018, as amended by Amendment No. 1 thereto filed on October 15, 2018 (the “Schedule 13D”).

This Amendment amends Item 2, Item 3, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as set forth below.  Except as specifically amended by this Amendment, each Item of the Schedule 13D remains unchanged.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2(a) of the Schedule 13D is hereby restated to read as follows:

(a)         This Schedule 13D is filed by La Mancha Star Investments S.à r.l., a corporation existing under the laws of Luxembourg (“LMSI”), La Mancha Holding S.à r.l., a corporation existing under the laws of Luxembourg (the “LMH” or the “Investor”), Marchmont Limited (“Marchmont”), a Cayman Islands exempted company, and Mrs. Yousriya Nassif Loza, a citizen of Egypt.

Each of LMSI, LMH, Marchmont and Mrs. Yousriya Nassif Loza is referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as an exhibit to this Amendment.  Each of the Reporting Persons disclaims beneficial ownership in all shares of the Issuer Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.  This filing shall not be deemed an admission that any of the Reporting Persons constitute a “group” for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

LMSI is managed by a board of managers, which is currently composed of three managers.  LMH is managed by a board of managers, which is currently composed of six managers.  Marchmont has a board of directors, which is currently composed of two directors and one alternate director. The name, present principal occupation and citizenship of each manager of LMSI and the Investor, and of each director and alternate director of Marchmont as of the date of this filing (the “Covered Individuals”) is set forth below.

Name of Covered Individual	Present Principal Occupation of Covered Individual	Citizenship of Covered Individual
La Mancha Star Investments S.à r.l.
Mr. Karim-Michel Nasr	Manager	France
Mr. Fabio Ceccarelli	Manager	Italy
Mr. François Bourgon	Manager	France
La Mancha Holding S.à r.l.
Mrs. Wafaa Sayed Latif Mobarak	Manager	Egypt
Mr. Naguib Sawiris	Manager	Egypt, USA
Mr. Fabio Ceccarelli	Manager	Italy
Mr. François Bourgon	Manager	France
Mr. Hassan Abdou	Manager	Egypt
Mr. Riccardo Marsili	Manager	Italy
Marchmont Limited
Mr. Roger Mark Bolan	Director	United Kingdom
Mrs. Wafaa Sayed Latif Mobarak	Director	Egypt
Mr. Ian Noel Rumens	Alternate Director	United Kingdom

The third paragraph of Item 2(b) of the Schedule 13D is hereby restated to read as follows:

The address of Mrs. Yousriya Nassif Loza is 3, El Nessim Street, Zamalek, Cairo, Egypt.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following:

From October 2, 2019 through October 14, 2019, LMH executed trades in the open market to acquire beneficial ownership of 153,000 common shares of the Issuer Common Stock (the “Covered Trades”).  The Covered Trades were funded with cash on LMH’s balance sheet available for investment.

The information set forth in Item 5(c) of the Schedule 13D/A is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following:

LMH acquired beneficial ownership of the Issuer Common Stock in the Covered Trades for investment purposes and intends to review their investment in the Issuer on a continuing basis.  The information contained in each of Item 3, Item 5 and Item 6 of this Amendment is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by amending and restating captions (a) and (c) thereof to read as follows:

(a)         LMSI is the beneficial owner of 32,642,100 common shares, or approximately 29.9% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

LMH, as the sole shareholder of LMSI, may be deemed to have voting and dispositive power with respect to the common shares of the Issuer Common Stock beneficially owned by LMSI. As such, LMH may be deemed the indirect beneficial owner of 32,642,100 common shares and is the direct beneficial owner of an additional 153,000 common shares, or, together, approximately 30.0% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Marchmont, as the sole shareholder of LMH, may be deemed to have voting and dispositive power with respect to the common shares of the Issuer Common Stock beneficially owned by LMSI and LMH.  As such, Marchmont may be deemed the indirect beneficial owner of 32,795,100 common shares, or approximately 30.0% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Mrs. Yousriya Nassif Loza, as the sole shareholder of Marchmont may be deemed to have voting and dispositive power with respect to the common shares of the Issuer Common Stock beneficially owned by LMSI and LMH.  As such, Mrs. Yousriya Nassif Loza may be deemed the indirect beneficial owner of 32,795,100 common shares, or approximately 30.0% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Each of the Reporting Persons disclaims beneficial ownership in all shares of the Issuer Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.  All share percentage calculations in this Amendment are based on 109,244,620 common shares of the Issuer Common Stock issued and outstanding as of October 25, 2019, as reported under the section “Description of Common Shares” in the Issuer’s Form F-10 filed with the U.S. Securities and Exchange Commission on October 29, 2019.

(c)          From October 2, 2019 through October 14, 2019, LMH acquired beneficial ownership of an aggregate of 153,000 shares of common shares of the Issuer Common Stock in the Covered Trades at an average price per share of $2.9938, for a total purchase price equal to $458,051.

Other than as described in this Amendment, the Reporting Persons and the Reporting Persons’ knowledge, the Covered Individuals, have not effected any transactions in the Issuer Common Stock during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by amending and restating the section titled “Standstill Obligations” as follows:

Standstill Obligations

Under the Investor Rights Agreement, the Investor agreed to certain “standstill” obligations in effect until the earlier of (i) two years following the Closing Date and (ii) such time as the ownership interest of the Investor and its affiliates in the Issuer Common Stock is less than 10%, without the prior written consent of the Issuer (the “Standstill Period”), subject to certain exceptions.

The Issuer and the Investor entered into an agreement, dated September 10, 2019, amending the Investor Rights Agreement, (the “Investor Rights Amendment Agreement”) pursuant to which the Issuer consented to the Investor acquiring Issuer Common Stock in excess of the current 30% limitation and raising the limitation from 30% to 35% during the Standstill Period.

During the Standstill Period, as modified by the Investor Rights Amendment Agreement, the Investor and its affiliates will be restricted from effecting or proposing (or publicly disclosing any intention to effect or propose) certain matters including to: (a) acquire any Voting Shares or Convertible Securities or right or options to acquire any Voting Shares or Convertible Securities, if following such acquisition, the Investor and its affiliates would own more than 35% of the issued and outstanding Voting Shares; (b) complete any take-over bid, exchange offer, tender offer or similar transaction for any securities of the Issuer and/or any of its affiliates, if following the completion thereof, the Investor and its affiliates would own more than 35% of the issued and outstanding Voting Shares; (c) “solicit”, or participate or join with any person (other than the Issuer) in the “solicitation” of, any “proxies” (as such terms are defined in the Securities Act (Ontario, Canada)) to vote; and (d) enter into any arrangements with respect to, or act as a financing source for, any of the foregoing actions.

Item 6 of the Schedule 13D is hereby further amended by inserting the following after the third paragraph of the section titled “Loan Facility”:

On November 21, 2019, the Investor, LMSI and LMAH, among others, agreed to refinance the Facility Agreement pursuant to a Refinancing Agreement with Citibank N.A., London Branch, and ICBC, among others, whereby a number of new loans will each partially refinance the loans outstanding under the Facility Agreement until fully refinanced.  In connection with such refinancing, the Investor, as borrower, and LMSI and LMAH, as security providers, entered into a new Loan Agreement dated November 21, 2019 (as amended from time to time, the “2019 Facility Agreement”) with Citibank N.A., ICBC, J.P. Morgan Securities Plc and Bank of Montreal, as original lenders and calculation agents (the “2019 Lenders”), a facility agent and a security agent (the “2019 Security Agent”).  In connection with the 2019 Facility Agreement, among other things, the Investor and each of LMSI and LMAH entered into a Cash and Securities Accounts Security Agreement dated November 21, 2019, with the 2019 Security Agent (the “2019 Security Documents”, and together with the 2019 Facility Agreement and any borrowing notice and each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “2019 Loan Documentation”).

Pursuant to the 2019 Security Documents, the Investor’s obligations under the 2019 Facility Agreement will be secured by a pledge of a basket of shares owned by LMSI or LMAH, consisting of up to 35,000,000 shares of Issuer Common Stock (the “Pledged Issuer Common Stock”), and shares of another corporate entity (the “2019 Alternative

Shares”, and together with the Pledged Issuer Common Stock, the “2019 Pledged Shares”).  Upon each new loan under the 2019 Facility Agreement (up to a maximum of five) a proportionate amount of the Pledged Shares is to be released as security under the Facility Agreement and such shares will be pledged as 2019 Pledged Shares as security under the 2019 Facility Agreement.

Under the 2019 Facility Agreement, the Investor is entitled to borrow under two facilities, Facility A and Facility B, in up to five loans.  The 2019 Pledged Shares are pledged across both facilities, however, the Investor has the right to voluntarily pre-pay Facility B, under which it may borrow up to $50,000,000, in order to release the Pledged Issuer Common Stock, in accordance with and subject to the terms set forth in the 2019 Loan Documentation. The loans under the 2019 Facility Agreement mature on or about November 21, 2021, subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their rights to require the Investor, or any successors, assignees or transferees, to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Shares and other collateral, in each case, in accordance with the 2019 Loan Documentation.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following:

6	Joint Filing Agreement, dated November 25, 2019, between LMSI, LMH, Marchmont and Yousriya Nassif Loza.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2019

La Mancha Star Investments S.à r.l.

By:	/s/ Karim-Michel Nasr
Name: Karim-Michel Nasr
Title: Manager

By:	/s/ Fabio Ceccarelli
Name: Fabio Ceccarelli
Title: Manager

La Mancha Holding S.à r.l.

By:	/s/ Fabio Ceccarelli
Name: Fabio Ceccarelli
Title: Manager

By:	/s/ Wafaa Sayed Latif Mobarak
Name: Wafaa Sayed Latif Mobarak
Title: Director

Marchmont Limited

By:	/s/ Wafaa Sayed Latif Mobarak
Name: Wafaa Sayed Latif Mobarak
Title: Director

Yousriya Nassif Loza

By:	/s/ Yousriya Nassif Loza
Name: Yousriya Nassif Loza